Otis Collection LLC
335 Madison Ave, 16th Floor
New York, NY 10017

August 30, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jacqueline Kaufman

Re:
Otis Collection LLC
Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A
File No. 024-11521

Ladies and Gentlemen:
Thank you for the comments of August 27, 2021 regarding Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A (the “Offering Statement”) of Otis Collection LLC (the “Company,” “we,” “us” or “our”). We appreciate the opportunity to respond to your comments. For your convenience, we have restated your comments below and have provided a response to each comment in turn.
Post-Qualification Amendment No. 2 to Form 1-A
General
1.
We note you seek to have multiple series of offerings qualified. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series that is qualified within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series that you seek to have qualified within two calendar days of qualification.
We confirm that we will commence the offering of each series that we seek to have qualified on the mobile app-based platform called Otis (the “Otis Platform”) within two calendar days of qualification in compliance with Rule 251(d)(3)(i)(F) of Regulation A.
For context, with respect to the offerings set forth in the “Series Offering Table” on Page 1 of the Offering Statement, we note that the “Opening Date” column refers, where applicable, to the first date on which a sale for the given offering was completed, and that “Not Yet Launched” in the “Status” column refers either to the given offering not having been qualified or no sale having been completed for the given offering, as applicable. For the avoidance of doubt, each qualified offering was commenced on the Otis Platform within two calendar days of qualification in compliance with Rule 251(d)(3)(i)(F), but the first sale for a given offering may not have been completed until a later date.
To provide further clarification, in our next post-qualification amendment or offering supplement, we will edit our disclosures to: (a) remove the “Opening Date” column in the “Series Offering Table” and (b) update the phrasing in the “Status” column to instead refer to offerings that have not yet closed as “Not Yet Qualified” or “No Sales Yet,” as applicable. Our affiliated issuer, Otis Gallery LLC, will do the same in its next post-qualification amendment.

We do not believe an amendment is necessary as the response is forward-looking. Accordingly, we will, through separate correspondence, request that the U.S. Securities and Exchange Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Thursday, September 2, 2021 or as soon as practicable thereafter.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@otiswealth.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the foregoing response.
Sincerely,

Otis Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel

cc:
Michael Karnjanaprakorn
Andrew Stephenson, Esq.